

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2025

Keithly Garnett
Chief Financial Officer
NeOnc Technologies Holdings, Inc.
23975 Park Sorrento Suite 205
Calabasas, CA. 91302

> **Re: NeOnc Technologies Holdings, Inc.**
> **Form 8-K filed August 18, 2025**
> **File No. 001-42567**

Dear Keithly Garnett:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K filed August 18, 2025

Item4.02 - Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review., page 1

1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee,
    or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3), or tell us where such disclosure was made.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lynn Dicker at (202) 551-3616 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences